December 23, 2005
Mr. Rufus Decker, Accounting Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-7010
Re: The Yankee Candle Company, Inc.
SEC Comment Letter: File No. 1-15023
Dear Mr. Decker:
We have reviewed your comments in your letter dated November 23, 2005 regarding our Form 10-K for the fiscal year ended January 1, 2005 and our Forms 10-Q for the quarterly periods ended April 2, 2005 and July 2, 2005 and herein provide our responses to your inquiries in the letter.
Form 10-K for the year ended January 1, 2005
1. Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
Yankee Candle Response:
Our responses below indicate the changes we propose to make as a result of the Staff’s comments, and where applicable, the changes we propose to incorporate into future filings as indicated in our responses.
Item 6. Selected Financial Data, page 14
2. We have read your response to comment three of our letter dated October 3, 2005. You indicate that investors use EBITDA to measure your ability to meet debt service, capital expenditures and working capital requirements. It appears that you intend to present EBITDA as a liquidity measure in your filing. Accordingly, you should:
•	Identify the amount as a non-GAAP liquidity measure, and;

•	Provide a reconciliation of EBITDA to cash flow from operations.

Please refer to Item 10(e)(1) of Regulation S-K and Question 12 from our FAQ Regarding the Use of Non-GAAP Financial Measures dates June 13, 2003.
Yankee Candle Response:
We have historically provided summary cash flow data (operating, investing and financing) on a GAAP basis with equal prominence to EBITDA. In our future filings we will indicate that EBITDA is a non-GAAP liquidity measure and will also provide a reconciliation of EBITDA to cash flow from operations. Set forth below is the disclosure we will include in the EBITDA section of our MD&A, including a sample of the reconciliation of EBITDA to cash flow from operations (using Fiscal Year 2004 as an example):
Other Data — EBITDA
Management presents EBITDA, which is a non-GAAP liquidity measure, because we believe that it is a useful tool for us and our investors to measure our ability to meet debt service, capital expenditure and working capital requirements. In addition, the Company’s debt covenants in the credit agreement relating to our credit facility contain ratios based on this measure. EBITDA, as presented, may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and therefore is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use nor has it been represented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. In order to compensate for differences in the calculation of EBITDA across companies, EBITDA should be evaluated in conjunction with GAAP measures such as operating income, net income, and other measures of equal importance.
A reconciliation of EBITDA to cash flows provided by operations is as follows:

	Fifty-two	Fifty-three	Fifty-two	Fifty-two	Fifty-two
	weeks ended	weeks ended	weeks ended	weeks ended	weeks ended
	January 1,	January 3,	December 28,	December 29,	December 30,
	2005	2004	2002	2001	2000
EBITDA	$161,584	$145,724	$126,484	$94,716	$98,861
Income taxes	(53,987)	(48,827)	(41,437)	(27,674)	(29,039)
Interest expense, net	(4,139)	(3,795)	(4,835)	(10,524)	(16,665)
Amortization of deferred financing costs	1,081	1,124	1,114	1,114	1,164
Net changes in current assets and liabilities	16,785	19,220	10,489	29,330	2,989

Cash flows from operating activities	$121,324	$113,446	$91,815	$86,962	$57,310

FORM 10-Q FOR THE PERIOD ENDED APRIL 2, 2005
Note 2 — New Accounting Policy, page 6
3. We have read your response to comment 20 of our letter dated October 3, 2005. Please tell us how you previously accounted for construction period rent. It is also unclear how you determined that the adjustment for expensing construction period rent was $101,000 in fiscal 2004 while the adjustment for capitalizing construction period rent was an increase of $1.6 million in property, plant and equipment in fiscal 2004. Please explain the difference between the adjustments in 2004. It is also unclear how you determined that if you capitalized construction period rent, there would be no effect on earnings. Please tell us how you determined that there would be no effect on earnings.
Yankee Candle Response:
Prior to fiscal 2005, the Company had not established an accounting policy for construction period rent as rent expense incurred in this period was included in the straight-line rent calculation commencing from the store opening date to the end of the lease term.
When we revised our accounting to record straight-line rent over the period commencing with access to the property prior to the lease commencement date to the end of the lease term, we adopted a policy of capitalizing rent incurred in the construction period.
With respect to clarification of our previous response to comment 20, we advise the Staff of the following:
The $1.6 million does not relate solely to fiscal 2004, but instead represents the unrecorded cumulative net carrying value of construction period rent as of January 1, 2005. We computed this amount assuming we had capitalized construction period rent for all leases in existence at that date, taking into account the effects of amortization that would have been recorded for such leases. This amount represents an understatement of property, plant and equipment and deferred rent (included in long-term liabilities).
The $101,000 represents the understatement of rent expense for fiscal 2004 had the company been capitalizing construction period rent since inception of all its operating leases, that is, the difference between the capitalized rent balance at the beginning and end of fiscal 2004.
With respect to our statement that, had we capitalized construction period rent, there would have been no effect on earnings, we clarify that to mean that there would have been no effect on earnings per share in fiscal years 2002, 2003 and 2004. We acknowledge that there would have been an immaterial effect on net income ($224,000 in 2002, $32,000 in 2003 and $101,000 in 2004) in those years.

FORM 10-Q FOR THE PERIOD ENDED JULY 2, 2005
Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operation, page 14
Thirteen and Twenty-Six Weeks Ended July 2, 2005 versus July 2, 2004, page 14
4. We have read your response to comment 22 of our letter dated October 3, 2005. Please clarify whether your gift cards have an expiration date. Please tell us what is your historical redemption pattern and how many days after issuance or expiration of the gift card do you record the breakage income.
Yankee Candle Response:
We advise the Staff that the Company’s gift cards do not have an expiration date.
The company records gift card breakage income in revenue based on our historical redemption pattern (which is subject to change if or when actual patterns of redemptions change). The breakage income is recorded monthly in proportion to the actual redemption of gift cards in that month. The table below summarizes our current experience since inception of the gift card program. “Month From Date Issued” represents the number of months following the date of issuance of the gift card. “Cumulative Redemption Percentage” represents the historical percent of dollars redeemed for the corresponding period.

Month From Date Issued	Cumulative Redemption Percentage
Three months	60.26%
Six months	72.76%
Nine months	79.13%
Twelve months	83.34%
Fifteen months	85.51%
Eighteen months	86.77%
Twenty-one months	87.71%
Twenty-four months	88.49%
Twenty-seven months	89.03%
Thirty months	89.36%
Thirty-three months	89.67%
Thirty-six months	89.95%
Thirty-nine months	90.13%
Forty-two months	90.25%
Forty-five months	90.36%
Forty-eight months	90.54%
* * * * *

In connection with our responses the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In the event that you have any additional questions, please contact me directly at (413) 665-8306.
Regards,
/s/ Bruce H. Besanko
Bruce H. Besanko
Senior Vice President, Finance
& Chief Financial Officer
The Yankee Candle Company, Inc.
CC: Ernest Greene, Scott Watkinson

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